FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 22nd March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DTR 3.1.4 R(1)(a)

Date of notification:	22 March 2012
Today’s date:	22 March 2012
Name of Issuer:	Royal Dutch Shell plc ("RDS")
Date of transaction:	21 March 2012

Name of Directors / PDMRs:

Directors and PDMRs who have interests in employee share plans (names listed below).

Nature of the transaction:

1)	The delivery of vested awards of RDS shares under the Deferred Bonus Plan (DBP). Awards dated 30 January 2009.
2)	The delivery of vested awards of RDS shares under the Long Term Incentive Plan (LTIP). Awards dated 30 January 2009.
3)	The delivery of vested awards of RDS shares under the Performance Share Plan (PSP). Awards dated 10 March 2009.

Consideration for the transaction:

No consideration has been paid by the relevant Director / PDMRs in respect of the delivery of the vested awards.

Classes of security:

Royal Dutch Shell Class A - ordinary shares ("RDSA")
Royal Dutch Shell Class B - ordinary shares ("RDSB")
Royal Dutch Shell plc Class A - ADS ("RDS.A")

Director/PDMR:

1) DBP
Peter Voser	64,647	RDSA
Jeroen van der Veer	170,350	RDSA
Malcolm Brinded	77,881	RDSB

2) LTIP
Peter Voser	91,802	RDSA
Jeroen van der Veer	221,744	RDSA
Malcolm Brinded	110,593	RDSB

3) PSP
Simon Henry	52,019	RDSB
Matthias Bichsel	51,889	RDSA
Hugh Mitchell	70,225	RDSB
Mark Williams	69,909	RDS.A

In accordance with the terms of the PSP, each Director/PDMR set out above received cash in lieu of shares on the basis of a share price of €26.885 (RDSA), £22.645 (RDSB) and $71.09 (RDS.A)

Marvin Odum	64,916	RDS.A

Note

Long Term Incentive Plan ("LTIP")

The LTIP is a performance based share plan under which Directors receive a conditional award of shares (“performance shares”). The actual number of performance shares which Directors could finally receive under the plan ranges from nil to two times the conditional award, subject to the performance of the Company over a period of at least three years. For the purposes of disclosure and maintenance of certain statutory records, the number of performance shares is taken to be one times the number of performance shares conditionally awarded. Performance shares attract dividends in the form of shares (“dividend shares”) and, whilst Directors could finally receive dividend shares based on two times the conditional award, such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded. Further details of the LTIP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2011.

Performance Share Plan ("PSP")

When awards are made under the LTIP other than to the Executive Directors the plan is called the Performance Share Plan. Simon Henry received awards under the PSP prior to his appointment as an Executive Director with effect from May 20, 2009. Further details of the PSP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2011.

Deferred Bonus Plan ("DBP")

The DBP requires that Executive Directors and Persons Discharging Managerial Responsibility invest no less than 25% of their annual bonus in deferred bonus shares. They may choose to invest up to 50% in such shares and the Plan provides for dividends in the form of shares (“dividend shares”) to be accrued on the deferred bonus shares. For the purposes of disclosure and maintenance of certain statutory records, the number of shares does not include any performance-related matching shares that may be earned in accordance with the plan rules applicable to each award, the number of such performance related matching shares being unknown until the performance criteria are assessed at the end of the performance period. Further details of the DBP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2011.

Enquiries

Shell Media Relations
International, UK, European Press: +31 70 377 3600

Shell Investor Relations
Europe: + 31 70 377 3996
United States: +1 713 241 2069

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 22 March 2012